Exhibit 23.6

Consent of Independent Accountants

The Board of Directors

Apple REIT Seven, Inc.

Richmond, Virginia

We consent to the following with respect to Post-Effective Amendment No. 4 on Form S-11 filed with the Securities and Exchange Commission by Apple REIT Seven, Inc.:

(1)	the use of our report dated October 6, 2006 with respect to the balance sheet of Sunbelt CHM, LLC as of December 31, 2005, and the related statement of cash flows from the date of inception, March 8, 2005 through December 31, 2005;

(2)	the use of our report dated April 4, 2007 with respect to the combined balance sheet of the Blumberg Acquisition Hotels as of December 31, 2006, and the related combined statements of income, members’ equity and cash flows for the year then ended;

(3)	the references to our Firm as “experts” in such Post-Effective Amendment.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia

April 26, 2007